ARGOR-HERAEUS

Via Moree 14
CH-6850 Mendrisio
Tel. 091 640 53 53
Fax 091 646 80 82
www.argor.com
info@argor.com
Switzerland

PHUOC SON GOLD COMPANY LIMITED
644-646 Ngo Quyen Street
DANANG CITY
Vietnam

Attn. Mr. Le Dinh Khiem Procurement Dept.

Mendrisio, Dec. 30th 2010

Amendment to the Refining Contract of January 1st 2010

As per mutual understanding and verbal agreements the Refining contract has been extended to the same terms and conditions as lined out in the contract until

December 31st 2011

For and on behalf of Argor-Heraeus S.A.

Dr. Wilfried H. Hörner
Director Refining & Bank Products

ARGOR HERAEUS SA

Christoph Wild
Director Finance & Administration

For and on behalf of Phuoc Son Gold Co., Ltd.

TỔNG GIÁM ĐỐC

S.G.C.N: 3310220000010 - Đ.T.N.N
CÔNG TY TRÁCH NHIỆM HỮU HẠN VÀNG PHƯỚC SƠN
H. PHƯỚC SƠN - T. QUẢNG NAM

Nguyễn Xuân Tường

Refining Contract

made this day of

January 1st 2010

between

Argor-Heraeus SA, Via Moree 14, Mendrisio, Switzerland
(the "Refinery")

and

Phuoc Son Gold Co. Ltd
(the "Supplier")

Definitions

The following terms shall have the following meanings; unless otherwise defined such meanings to be equally applicable to the singular and the plural forms of the terms defined.

Annual production: Means the annually produced quantity of Doré bars, which is estimated at

- Approximately 750 kg per year for Phuoc Son

Assay exchange: Means the exchange of the assay results obtained by the Supplier's laboratory and the Refinery's laboratory, using the quality samples obtained during the sampling operation of the Doré bars at the Refinery, by crossing, registered mail on a previously agreed date, followed by exchange by fax or e-mail the following working day.

Business Day: Means a day on which banks and companies in London, Vietnam and in Switzerland are open for business.

Refiner: Means Argor-Heraeus SA, a company duly incorporated and registered in Mendrisio, Switzerland, and duly licensed to carry on business as a precious metal refinery.

CHF: Means the lawful currency of Switzerland.

Contract: Means this contract plus any Annexes to it, as amended from time to time.

Contractual quantity: 100% of the annual production of both Mines

Delivery point: Means consign the Doré bars to the Refiner's vault room at Mendrisio, Switzerland

Doré: Means the ingots cast by the Refiner after melting the Doré bars received from the Supplier to obtain samples for the assay.

Doré bars: Means the bars produced by the Mine with containing approximately

- 60 – 80% gold in the case of Phuoc Son

Mine: Means

- Phuoc Son Mine in Vietnam

oz: Means a troy ounce equal to 31.1034768 grams; 32.1507465 oz = 1000 grams.

Refinery: Means the premises of the Refiner at Via Moree 14, CH 6850 Mendrisio, Switzerland.

Representative: Means the duly appointed Representative of the Supplier for weighing, homogenization, and sampling

Returnable gold: Means the quantity of the gold contained in the Doré as determined by the Settlement assay and the Settlement weight multiplied by the Return rate of gold for which the Refiner must make restitution.

Returnable silver: Means the quantity of the silver contained in the Doré as determined by the Settlement assay and the Settlement weight multiplied by the Return rate of silver for which the Refiner must make restitution.

Return rate: Means the percentage of the gold and silver contained in the Doré as determined by the Settlement assay for which the Refiner must make restitution.

Settlement assay: Means the obtained final result as defined in 7.3

Settlement weight: Means the weight after melt of the Doré determined by the Refiner as adjusted for samples eventually sent to the Mine.

Shipment: Means Doré bars with a total weight of approximately 10 to 50 kg per delivery to the Refinery

Supplier: Means

- Phuoc Son Gold Co. Ltd

Umpire: Means the Central Office for Precious Metal Control, 3003 Berne, Switzerland

Unallocated Precious Metal account: Means an account opened in the name of the Supplier in the books of the Refiner.

US Dollars: Means the lawful currency of the United States of America

This Contract sets out the terms and conditions upon which the Refiner shall receive Doré bars from the Supplier for refining.

1. Delivery of Doré bars

1.1 The Supplier shall notify the Refiner at least four business days in advance by telefax or e-mail of the delivery of the Doré bars to the Refiner's vault.

1.2 The notification of the Supplier pursuant to Subsection 1.1 shall set out:

- number of boxes/containers
- gross weight
- net weight
- detailed packing list
- Supplier's estimate of fineness of gold and silver contained in each Doré bar
- the airway bill number
- estimated value of the Shipment
- the name of the carrier, the flight number and the estimated time of arrival

1.3 The Doré bars shall be packed in wooden boxes, steel containers or other packing suitable for the transportation by air and each box or container shall be sealed by the Supplier.

1.4 The Supplier shall deliver the Shipment, at its own risk, to the Delivery point.

1.5 The full risk in the Doré bars shall pass to the Refiner when it takes delivery of the Doré bars at the Delivery point. The Refiner will insure the Doré bars against the ordinary risks of storage (excluding strikes, riots, civil unrest, war and mysterious disappearance and or unexplained losses) from the moment the risk passes to the Refiner.

1.6 A list of deleterious elements, the acceptable level of such elements and the applicable surcharges for treatment of Doré bars containing such elements is attached as Annex 1.

2. Refiner's liability for the Doré bars and credit to account

2.1 The moment the risk in the Doré bars passes to the Refiner, the Refiner assumes responsibility for the Doré bars, the Doré and the gold and silver contained therein, and will be liable to the Supplier for any loss of or damage to the Doré bars, the Doré and the gold and silver contained therein, whilst the Doré bars, the Doré and the gold and silver contained therein, are in the custody of the Refiner.

The liability of the Refiner is limited, however, to the total value of a Shipment, reduced by any charges payable by the Supplier under Section 9 for the amount of oz contained in the Shipment. The value of the Shipment shall be assessed in accordance with this Contract; in case of loss or damage prior to the Settlement weight and/or the Settlement assay having been determined, the gross weight and/or Supplier's estimate of fineness as notified by the Supplier to the Refiner pursuant to Subsection 1.1 shall be taken for the computation of the amount of loss or damage.

2.2 The Refinery will have available the final assay results 3 Business days after the day of completion of homogenization and sampling at the Refinery. The Refinery will undertake all efforts to commence as soon as possible with the homogenization melts and sampling. The assay results of the Refinery, as determined by the Refinery's Sworn Federal Assayers, shall be considered to be the Settlement assay.

LBMA GOOD DELIVERY REFEREE

2.3 The metal will be credited to the Unallocated Precious Metal account with the Refinery on the Business Day after the availability of the settlement assays.

Should an assay exchange be requested the final settlement shall be effected on the first business day after the business day of the availability of the agreed settlement assays at the Refinery.

2.4 Metal advance of up to 95% of Gold as stated by the Supplier under Section 1.2 may be credited to the Unallocated Precious Metal account with the Refiner one business day after the arrival of the Doré bars at the Refinery.

Costs for funding for such an advance of metal are charged at the prevailing market rates for 14 calendar days starting the day of the advance.

3. **Refiner**

3.1 The Refiner will perform all duties to be performed by a refiner.

3.2 The Refiner and the Mine shall communicate in respect of all matters relating to the refining process directly with each other.

4. **Weighing and sampling**

4.1 If (i) a Shipment delivered to the Refiner at the Delivery point does not conform to the specifications notified by the Supplier to the Refiner pursuant to Subsection 1.2 or (ii) the boxes or containers are damaged or the seals are broken or damaged, the Refiner may refuse to accept delivery of that Shipment. The Refiner shall immediately inform the Supplier by telefax or electronic mail of the details of any such refusal.

4.2 Upon receipt of the Shipment at the Refinery the Refiner shall immediately inspect the boxes/containers and calculate the gross weight of the Shipment.

4.3 If upon inspection pursuant to Subsection 4.1 above any of the boxes/containers are damaged, or any of the seals on the boxes/containers are broken, or the total gross weight of the Shipment as calculated by the Refiner differs by more than +/- one percent (= +/- 1%) from the gross weight notified by the Supplier to the Refiner pursuant to Subsection 1.1, the Refiner shall immediately inform the Supplier by telefax or electronic mail of the extent of the damage to the boxes/containers or to the seals, as the case may be, and/or the difference in the gross weight and request the approval of the Supplier to proceed with the weighing and the assay. Pending approval of the Supplier, the Shipment shall be safely stored in the vaults of the Refiner.

4.4 Where the Shipment arrives outwardly sound at the Refinery and with a total gross weight within the agreed tolerance of +/- one percent (=+/- 1 %), the Refiner shall confirm receipt and acceptance of the Shipment to the Supplier/Representative within one Swiss working day from its arrival at the Refinery.

As soon as possible, latest after the arrival of the Representative of the Supplier, the Refiner shall weigh the Doré bars and compare the net weights arrived at with the net weights notified by the Supplier to the Refiner pursuant to Subsection 1.1. The Refiner shall use an electronic balance having a tolerance of +/- 1 gram.

In case of a difference of more than +/- 0.2 percent (two tenth of one percent)] between net weight of a Doré bar as calculated by the Refiner and the net weight notified by the Supplier pursuant to Subsection 1.1, the Refiner shall immediately inform the Supplier by telefax or electronic mail of such difference and request the approval of the Supplier to proceed with the assay of such Doré bar(s) using the net weight arrived at by the Refiner. Pending approval of the Supplier, the disputed Doré

LBMA
GOOD DELIVERY REFEREE

bar(s) and the packing material of such Doré bar(s) shall be safely stored in the vaults of the Refiner.

In case the net weight arrived at by the Refiner is within the agreed tolerance of +/- 0.2 percent [(+/- 0.2 %) the Refiner's weight shall apply.

4.5 The Supplier undertakes to inform the Refiner of the action chosen with respect to a Shipment or disputed Doré bars for which approval has been requested as soon as possible and the Refiner undertakes to act in accordance with the instructions received from the Supplier as soon as is practical.

4.6 For sampling the Refiner shall melt the Doré bars in electro induction furnaces in suitable melt lots, comprising only Doré bars from the Mine, and ranging from 300 oz to a maximum of 10,000 oz per melt in order to achieve a homogeneous melt. From this melt the Refiner shall collect a representative dip sample from the molten Doré prior to pouring - in the form of a button, or a sample bar or another suitable shape - by using the appropriate dip sampling device.

4.7 The after melt weight of the Doré shall be determined by the Refiner by weighing on an electronic balance having a tolerance of +/- 0.1 gram the bars or anodes cast after the melt of the Doré bars for sampling. The after melt weight includes the weight of all samples.

4.8 From each dip-sample the Refiner shall take three quality samples of 5 (five) grams each by collecting and mixing well the drillings which are obtained from the dip-sample by means of a twist drill or another suitable method. The Refiner shall pack, seal and allocate the quality samples as follows:

- one sample shall be kept as reserve
- one sample shall be for the Refiner
- one sample shall be set aside by the Refiner for the Umpire, should the Umpire be needed.

In case the sample taken as reserve is requested to be sent to the Mine, the Supplier's Representative or the Supplier its weight is to be deducted from the after melt weight when calculating the Settlement weight. No deduction from the after melt weight will be made for the sample taken for the Refiner and the sample set aside for the Umpire.

5. **Representative**

5.1 The Supplier shall have the right to appoint at its own expense a representative to supervise the weighing, melting and sampling operations.

5.2 The Supplier shall inform the Refiner of the name, address, telephone number and telefax number of its representative and of the authority delegated to him no later than the date on which the Supplier notifies the Refiner pursuant to Subsection 1.1.

5.3 If the Supplier does not appoint a representative the Refinery will carry out the weighing and sampling on trust basis.

6. **Use of Doré**

The Refiner shall have the right to refine the Doré immediately after determination of the after melt weight and the allocation of the sealed samples pursuant to Subsections 4.7 and 4.8.

7. **Assays, splitting limits and Umpire (if applicable)**

7.1 Assays of the samples taken shall be carried out with the corrected fire assay method.

7.2 When both parties have available their assay results Supplier and Refiner shall exchange the assay results obtained by crossing registered mail on a date agreed in advance by the two parties and by telefax or electronic mail on the day following posting the letters.

7.3 Differences between the Supplier's estimate of fineness and the Refiner's result shall be settled in the following manner:

(i) if the difference is equal to or less than

± 0.03% (three hundredths of one percent) for gold and

± 0.50% (five tenths of one percent) for silver

the assay result of the Refiner shall be taken as the agreed Settlement assay;

(ii) if the difference exceeds the limits under (i) either the Supplier or the Refiner may request a repeat assay; in case of a repeat assay the results shall be exchanged pursuant to Section 7.2

(iii) if the results obtained at the occasion of the repeat assay are still exceed the limits under (i) either the Supplier or the Refiner may request an Umpire assay; in case of an Umpire assay the sample reserved for this purpose shall be used;

(iv) in the event of an Umpire assay the Settlement assay shall be as follows:

- if the Umpire's assay result falls inside or outside the results of the Supplier and Refiner the assay result nearer to the Umpire's result shall apply.
- If the Umpire's assay result is the exact mean between the Supplier's and the Refiner's result the assay result of the Umpire shall apply.

The costs of the Umpire shall be borne by the party whose result is further away from the Umpire's result; if the Umpire's result is the exact mean of the result of the Supplier and Refiner the cost of the Umpire shall be split between Supplier and Refiner.

Payments by the Supplier under this Section 7.3 (iv) shall be made within ten Business Days following its receipt by telefax of a copy of the invoice of the Umpire to the account of the Refiner indicated by the Refiner when telefaxing a copy of the invoice. A hard copy of the invoice shall be addressed to Supplier within ten Business Days following its receipt by telefax of a copy of the invoice.

7.4 After agreeing on the Settlement Assay the provisional amount of gold and silver credited to the Unallocated Precious Metal account pursuant to Section 2.4 shall be adjusted in such a way that the final amount of gold and silver credited for the Shipment, and to be paid for by the Refiner pursuant to Section 8, equals:

(i) Settlement weight of the Doré x Settlement Assay of gold x Return rate of gold;

(ii) Settlement weight of the Doré x Settlement Assay of silver x Return rate of silver.

8. **Return rate of gold and silver contained in the Doré**

The following Return rates shall apply to the gold and silver contained in the Doré as determined according to Section 7:

LBMA GOOD DELIVERY REFINER

(i) Return rate of **gold**: **99.90%**

(ii) Return rate of **silver**: **95.00%**

9. **Metal sale and pricing**

Gold and silver will be sold to the Refiner and the metals are priced as:

- Gold at the AM -fixing of the London Bullion Market in US$ per troy ounce
- Silver at the Silver-fixing of the London Bullion Market in US$ per troy ounce

10. **Refining charges**

10.1 The Refiner will charge the Supplier for handling, homogenization, sampling, assaying and refining of the gold and silver contained in the Doré at a rate of:

US$ 0.60 per oz gross weight, as determined by the Refiner according to Subsection 4.4 for each Shipment delivered to it and accepted by it,

Minimum however **US$ 750.00** per sampling lot

10.4 All payments made by the Refiner to the Supplier shall be net, free of any deductions, levies, taxes (but excluding profit or income taxes or the like), withholding taxes or similar charges of whatsoever nature imposed by any authority in Switzerland value two business days.

10.5 All payments to the Refiner shall be effected within 30 days of the date of the invoice, respectively shall be deducted from the proceeds of the metal sales.

11. **Force Majeure**

11.1 Neither party shall be deemed to be in default of its contractual obligations hereunder where performance thereof is prevented by Force Majeure.

Any delay or any failure in the performance of its obligations under the Contract by either party shall not give rise to any claims for damages if and to the extent that such delay or failure is due to Force Majeure, unless the event of Force Majeure is due to the negligence of the party affected by Force Majeure.

Force Majeure shall include, without limitation, acts, rules or regulations of governmental authorities (civil or military, executive, legislative, judicial or otherwise) that prevent a party from performing its duties under this Contract; failure to receive, or to receive in a timely manner, any permits, licenses or approvals needed; breakdown of or major damage to a mine, plant or the refiner's facilities; interruptions of transportation; wars, riots, civil unrest; strikes or other concerted actions of workers; fires, floods, earthquakes, landslides and other acts of God and consequences thereof; that make it impossible for a party to fulfill its obligations under this Contract.

11.2 The party affected by Force Majeure shall give prompt notice thereof and thereafter inform the other parties of the cessation of such event of Force Majeure without delay.

During any period of Force Majeure affecting the Refinery the Supplier shall have the right to send Doré bars to a different refinery without any obligation to the Refiner.

In case an event of Force Majeure continues for more than 30 days either the Supplier or the Refiner may terminate the Contract with immediate effect by giving notice in writing.

12. Representations and Warranties

The Supplier represents and warrants to the Refiner that:

(i) the execution and delivery of this Contract by the Supplier have been duly authorized by all necessary corporate actions and all necessary permits and authorizations that it is required by any authority in the country of production and exportation to have, have been obtained by it and are in full force; and

(ii) the Doré bars are exclusively produced by the Mine

(iii) the Contract constitutes valid and binding obligations of the Supplier

(iv) that said Doré bars are not connected directly or indirectly, to the illegal drugs trade, war weapons, money laundering or to any other illegal activity

(v) and that the operations of the Supplier respect and fulfill all applicable regulations regarding environmental protection, work safety and human rights etc. (f. e. forced labor, child labor or others).

The Refiner represents and warrants to the Supplier that:

(i) the execution and delivery of this Contract by the Refiner have been duly authorized by all necessary corporate actions and the Refiner has the capacity, the facilities and necessary permits and authorizations to perform the obligations and services envisaged under this Contract in a professional manner and in accordance with generally accepted standards; and

(ii) the Contract constitutes valid and binding obligations of the Refiner.

13. Termination of Contract

13.1 This Contract is valid for the period commencing on January 1st 2010 and ending on December 31st 2010 (the "Expiry Date") and may be extended for further periods on such terms and conditions as may be agreed upon by the parties. Unless agreement on the extension and the new terms and conditions is reached no later than one week prior to the expiry of the present Contract, this Contract shall lapse on the Expiry Date.

13.2 As long as any party has not fulfilled any obligation entered into prior to the termination of this Contract, whether such termination is due to the Contract having expired or otherwise, this Contract shall continue to apply in full to such obligation(s).

13.3 Either party has the right to terminate this Contract by written notice within 3 months of the date of such notice.

14. Settlement of disputes

14.1 In the event of any disagreement, conflict or dispute that may arise in connection with this Contract the parties undertake, as soon as is practical, but no later than 10 Business Days following the occurrence of such event, to confer with each other - by telephone or by meeting in person or in such other way as deemed appropriate - to find an equitable and just solution for both parties.

14.2 Should the parties fail to reach an agreement on the settlement of the dispute either party may refer the matter to the courts in accordance with Section 19 of this Contract.

15. Default

If a party fails to fulfill its obligations under this Contract and has not remedied such failure within 10 Business Days following notice from the other party, the other party

shall have the right to terminate its obligations under this Contract forthwith, unless such failure is due to an open dispute to be settled as defined in Section 14.

16. Amendments

Amendments or modifications to this Contract are only valid if they are in writing and signed by both parties.

17. Severability

In case any Section or Subsection of this Contract is held illegal, invalid or unenforceable the remainder of this Contract shall not be affected thereby. The Section or Subsection that has become illegal, invalid or unenforceable shall be deemed to be replaced by a Section or Subsection that comes economically nearest to the meaning and intention of the Section or Subsection to be replaced.

18. Subject to change of market conditions

If, during the life of the contract, any of the underlying market conditions (including such charges as freight, insurance, exchange rates, interest rates etc) change significantly in such a way as to have a direct impact on the agreed refining charge by more than 10% [ten per cent], the two parties will confer with each other and renegotiate the contract in good faith and amend the contract accordingly. If the two parties fail to reach an agreement, either party has the right to terminate the contract within a 3 months period from the end of their unsuccessful negotiation.

19. Applicable law and jurisdiction

This Contract is governed by, and will be construed in accordance with the law's of Switzerland and the parties agree that the Courts of Arbitration in Switzerland are to have jurisdiction to settle any disputes which may arise out of or in connection with this Contract and that any suit, proceeding or action arising out of or in connection with this Contract may be brought in such Courts.

20. Environmental Covenant and Indemnification

20.1 The Refiner covenants and agrees to conduct its refining business in compliance with all applicable environmental statutes, laws, ordinances, rules and regulations.

20.2 Subject to section 20.4, to the extent any hazardous substances, hazardous waste, contaminants or pollutants are generated arising from the refining process, the Refiner covenants and agrees that it is solely responsible for the management and ultimate disposition of such hazardous substances, hazardous waste, contaminants or pollutants. The Refiner further covenants and agrees that the Supplier shall in no way be alleged or construed to be an owner, operator, generator, transporter, treater, storer, or disposer of, or to have arranged for disposal or treatment, or arranged with a transporter for transport for disposal or treatment of hazardous substances or hazardous waste located on or generated at the Refinery. The Refiner further agrees to indemnify, defend and hold harmless the Supplier, and its directors, officers, employees, agents and assigns, from and against any and all claims arising from or related to (i) the actual or alleged presence, release, threatened release, discharge or emission of any hazardous substances, hazardous waste, contaminants or pollutants of any kind into the environment at or from the Refinery or any other location at which the Refiner performs its obligations under this Agreement, including any and all claims arising from or related to the study, testing, investigation, cleanup, removal, remediation, abatement, response, containment, restoration or corrective action of any hazardous substances, hazardous waste, contaminants or pollutants of any kind (A) on,

beneath or above the Refinery, or (B) emanating or migrating, or threatening to emanate or migrate, from the Refinery or any off-site properties; and (ii) the on or off-site treatment, storage or disposal of hazardous substances, hazardous waste, contaminants or pollutants generated in connection with its refining business.

20.3 The provisions of this section 20 shall survive termination of this Agreement for 5 years

21. Notices

All notices under this Contract shall be given by letter sent by mail or by courier to the address of the parties or by telefax to the telefax number below:

Notices to the Refiner:

Argor-Heraeus SA

Via Moree 14

CH 6850 Mendrisio

Switzerland

Attn.: Mrs. Marie Benz, Mrs. Eleonora Strambini, Mr. Dario Torriani

Tel.: +41-91-640 53 20 / +41-91-640 53 21 / +41-91-640 53 40

Fax: +41-91-646 80 82

E-mail: marie.benz@argor.com / eleonora.strambini@argor.com / dario.torriani@argor.com

Notices to the Supplier:

Attn.: Ms. Nguyen Thi Bich

Tel.: +84-511-826 518

E – mail: tramntb@olympuspacific.com

LBMA GOOD DELIVERY REFEREE

For and on behalf of the Refinery

Dr. Wilfried H. Hörner
Director Refining & Bank Products

Bernhard Schnellmann
Director Precious Metal Services

For and on behalf of the Supplier

S.G.C.N: 3310220000010 - Đ.T.N.N * CÔNG TY TRÁCH NHIỆM HỮU HẠN VÀNG PHƯỚC SƠN * H. PHƯỚC SƠN - T. QUẢNG NAM

GENERAL DIRECTOR

Nguyễn Xuân Tường

Authorized signatures

Annexes:

Annex 1 – Deleterious elements

LBMA
GOOD DELIVERY REFEREE

Via Moree 14 ch-6850 Mendrisio Tel +41 91 640 53 53 Fax +41 91 646 80 82 www.argor.com info@argor.com Switzerland

Annex 1

Limits and penalties for deleterious / disturbing elements:

In the following the most common impurities in refining material are listed and the terms, e. g. the limits and penalties, are defined under which the material is acceptable to Argor-Heraeus SA:

Mercury:

not acceptable

Presence of radioactivity:

not acceptable

Antimony:

up to	0.01%	no charge
up to	0.03%	US$ 0.10 / oz gross weight
up to	0.05%	US$ 0.20 / oz gross weight
up to	0.10%	US$ 0.30 / oz gross weight
>	0.10%	no melt will be undertaken

Arsenic:

up to	0.01%	no charge
up to	0.03%	US$ 0.10 / oz gross weight
up to	0.05%	US$ 0.20 / oz gross weight
up to	0.10%	US$ 0.30 / oz gross weight
>	0.10%	no melt will be undertaken

Bismuth:

up to	0.01%	no charge
up to	0.03%	US$ 0.10 / oz gross weight
up to	0.05%	US$ 0.20 / oz gross weight
up to	0.10%	US$ 0.30 / oz gross weight
>	0.10%	no melt will be undertaken

Cadmium:

up to	0.01%	no charge
up to	0.03%	US$ 0.10 / oz gross weight
up to	0.05%	US$ 0.20 / oz gross weight
up to	0.10%	US$ 0.30 / oz gross weight
>	0.10%	no melt will be undertaken

Copper:

up to	10%	no charge
up to	15%	US$ 0.02 / oz gross weight

LBMA GOOD DELIVERY REFEREE

Via Moree 14 ch-6850 Mendrisio Tel +41 91 640 53 53 Fax +41 91 646 80 82 www.argor.com info@argor.com Switzerland

up to	20%	US$ 0.04 / oz gross weight
up to	30%	US$ 0.10 / oz gross weight
>	30%	no melt will be undertaken

Lead:

up to	0.10 %	no charge
up to	0.30%	US$ 0.05 / oz gross weight
up to	0.50%	US$ 0.10 / oz gross weight
up to	1.00%	US$ 0.15 / oz gross weight
up to	3.00%	US$ 0.20 / oz gross weight
>	3.00%	no melt will be undertaken

Molybdenum:

up to	0.10%	no charge
up to	0.30%	US$ 0.15 / oz gross weight
up to	0.50%	US$ 0.25 / oz gross weight
>	0.50%	no melt will be undertaken

Selenium:

up to	0.01%	no charge
up to	0.03%	US$ 0.10 / oz gross weight
up to	0.05%	US$ 0.20 / oz gross weight
up to	0.10%	US$ 0.30 / oz gross weight
>	0.10%	no melt will be undertaken

Sulphur:

up to	0.01%	no charge
up to	0.03%	US$ 0.10 / oz gross weight
up to	0.05%	US$ 0.20 / oz gross weight
up to	0.10%	US$ 0.30 / oz gross weight
>	0.10%	no melt will be undertaken

Tellurium:

up to	0.01%	no charge
up to	0.03%	US$ 0.10 / oz gross weight
up to	0.05%	US$ 0.20 / oz gross weight
up to	0.10%	US$ 0.30 / oz gross weight
>	0.10%	no melt will be undertaken

Tin:

up to	0.10%	no charge
up to	0.30%	US$ 0.05 / oz gross weight
up to	0.50%	US$ 0.10 / oz gross weight
up to	1.00%	US$ 0.15 / oz gross weight
up to	3.00%	US$ 0.20 / oz gross weight
>	3.00%	no melt will be undertaken

LBMA GOOD DELIVERY REFEREE

Via Moree 14 ch-6850 Mendrisio Tel +41 91 640 53 53 Fax +41 91 646 80 82 www.argor.com info@argor.com Switzerland

This list is not representative for all possible material compositions and is subject to adjustment in case of presence of other elements, which have a negative influence on the process or may cause harm to the personnel or the environment.

In case the Doré bars supplied by the Supplier contain impurities that are not covered by the above mentioned list Argor-Heraeus SA shall have the right to either

- reject the Shipment; all expenses incurred by the Argor-Heraeus SA in connection with the rejected Shipment being for the account of the Supplier, or
- ask for additional charges from the Supplier in order to cover any additional cost the Argor-Heraeus SA incurs in connection with such deleterious elements.

The content of deleterious elements will be determined by taking a random number of drill samples at random number of the Doré bars as delivered to the Refinery. The analysis will be carried out by X-Ray spectroscopy as a semi – quantitative analysis, using a Philips PW 2400 X – Ray spectrometer with the program UNIQUANT.